EXHIBIT 2.2

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 8, 2003, by and among Huevos Holdings, Inc. (“Purchaser”), a Georgia corporation, and AHL Services, Inc. (the “Company”), a Georgia corporation and Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall and Caledonia Investments plc (Messrs. Argenbright and Perfall, Ms. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, and Caledonia Investments plc are hereinafter collectively referred to as the “Re-Investing Shareholders”).

Preamble

WHEREAS, Purchaser, the Company and the Re-Investing Shareholders are parties to that certain Agreement and Plan of Merger dated as of March 28, 2003 (the “Merger Agreement”), pursuant to which Purchaser agreed to be merged with and into the Company upon the satisfaction of certain conditions, with the Company being the surviving entity; and

WHEREAS, the parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

1.    Definitions.    Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

2.    Amendment to Amended and Restated Articles of Incorporation.    Exhibit A of the Merger Agreement shall be deleted in its entirety and replaced with Exhibit A attached hereto.

3.    Amendment to Section 5.23.    Section 5.23 of the Merger Agreement shall be amended to read in its entirety as follows:

The affirmative vote of a majority of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting is required to approve and adopt this Agreement and approve the Merger. The affirmative vote of at least 70% of all shares of Company Common Stock entitled to vote at the Shareholders’ Meeting is required to approve and adopt the Amended and Restated Articles of Incorporation. No other vote of the shareholders of the Company is required by law, the Company Articles of Incorporation or the Company Bylaws or otherwise in order for the Company to consummate the Merger.

4.    Amendment to Section 9.14.    The following shall be added to the end of Section 9.14:

; provided however, nothing in this Section 9.14 shall waive or be deemed to waive (i) claims any Re-Investing Shareholder has or may have as of the Effective Time, or thereafter arising, for or related to indemnification by the Company pursuant to the Company’s articles of incorporation or bylaws or pursuant to any agreement between the Company and such Re-Investing Shareholder in such Re-Investing Shareholder’s capacity as an officer or director of the Company or (ii) claims by any Re-Investing Shareholder for salaries, wages, expense reimbursements and similar payments owed in the ordinary course of business to such Re-Investing Shareholder.

5.    No other amendment.    Except as expressly provided in this Amendment, the Merger Agreement is, and shall continue to be, in full force and effect in accordance with its terms, without amendment thereto, and is, in all respects, ratified and confirmed.

6.    Miscellaneous.

6.1    Counterparts.    This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same instrument.

6.2    Headings.    The headings of the sections and paragraphs of this Amendment are inserted for convenience only and shall not be deemed to constitute part of this Amendment or to affect the construction hereof.

6.3    Severability.    Any term or provision of this Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Amendment or affecting the validity or enforceability of any of the terms or provisions of this Amendment in any other jurisdiction. If any provision of this Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

6.4    Governing Law.    Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Amendment shall be governed by and construed in all respects in accordance with the laws of the State of Georgia.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officers as of the day and year first above written.

HUEVOS HOLDINGS, INC.

By:	/S/ MICHAEL D. Long
Name: Michael D. Long Title: An officer

AHL SERVICES, INC.

By:	/S/ A. CLAYTON PERFALL Name: A. Clayton Perfall Title: Chief Executive Officer

FRANK A. ARGENBRIGHT, JR.

By:	/S/ FRANK A. ARGENBRIGHT, JR.

A. CLAYTON PERFALL

By:	/S/ A. CLAYTON PERFALL

ARGENBRIGHT PARTNERS, L.P.

By: FRANK A. ARGENBRIGHT, JR. GENERAL PARTNER /S/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

FRANCIS A. ARGENBRIGHT, JR. CHARITABLE REMAINDER TRUST

By: FRANCIS A. ARGENBRIGHT, JR., TRUSTEE /S/ FRANK A. ARGENBRIGHT, JR.
Frank A. Argenbright, Jr.

KATHLEEN B. ARGENBRIGHT

/S/ KATHLEEN B. ARGENBRIGHT
Kathleen B. Argenbright

CALEDONIA INVESTMENTS PLC

By:	/S/ J.H. CARTWRIGHT
Name:	J.H. Cartwright
Title:	Director

EXHIBIT A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

AHL SERVICES, INC.

The following Amended and Restated Articles of Incorporation of AHL Services, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Georgia, were duly approved and adopted by the shareholders of the Corporation, upon the recommendation of the Board of Directors of the Corporation (“Board of Directors”), pursuant to the Georgia Business Corporation Code (as in effect from time to time, the “Code”), as of the              day of             , 2003.

ARTICLE I—NAME

The name of the Corporation is:    AHL SERVICES, INC.

ARTICLE II—REGISTERED OFFICE AND AGENT

The registered office of the Corporation in the State of Georgia shall be at 1201 Peachtree Street, N.E., Atlanta, Fulton County, Georgia 30361. The name of the registered agent at that address is CT Corporation System.

ARTICLE III—CAPITAL STOCK

A.    Classes of Stock.    The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of capital stock authorized to be issued is One Hundred Forty Million (140,000,000) shares, of which Fifty Million (50,000,000) shares shall be Common Stock, no par value, and Ninety Million (90,000,000) shares shall be Preferred Stock, of which Thirty Million (30,000,000) shares shall be designated as Series A Preferred Stock, no par value (the “Series A Preferred”), Fifty-Five Million (55,000,000) shares of which shall be designated as Series B Participating Preferred Stock, no par value (the “Series B Preferred”), and Two Million Two Hundred Fifty Thousand (2,250,000) shares of which shall be designated as Series C Preferred Stock, no par value (the “Series C Preferred”) (the Series A Preferred, Series B Preferred and Series C Preferred together with any other class or series of preferred stock are collectively referred to as the “Preferred Stock”).

B.    Designations.    The designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption relating to the shares of Series A Preferred, Series B Preferred and Series C Preferred are as set forth in Section C of this Article III, and the authority granted to the Board of Directors under this Section B of Article III shall not apply to the Series A Preferred, Series B Preferred or Series C Preferred.

Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors, and articles of amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to issuance of such Preferred Stock, prior to the issuance of any shares of such series.

Subject to the limitations and provisions set forth in these Amended and Restated Articles of Incorporation, the Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing articles of amendment which are effective without shareholder action: (i) to increase or decrease the number of shares included in each series of Preferred Stock, or (ii) to establish in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms and conditions of redemption relating to the shares of each such series. Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Common Stock of the Corporation to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, establishment of the following:

(i)    the annual dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

(ii)    whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

(iii)    the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund;

(iv)    whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(v)    whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

(vi)    the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation; and

(vii)    any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

The shares of Preferred Stock of any one series shall be identical with each other in such series in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

C.    Rights, Preferences and Restrictions of the Series A Preferred, and Series B Preferred, and Series C Preferred.

1.    Dividends.

(a)    Series A Preferred.    The Corporation shall pay preferential dividends to the holders of the shares of Series A Preferred in the form of additional shares of Series A Preferred. Dividends on each share of the Series A Preferred outstanding from time to time shall accrue on a daily basis at the rate of 5% per annum computed based on the original issue price for the Series A Preferred of $1.00 per share (the “Original Series A Issue Price”), for each share regardless of when issued, and adjusted for any stock dividends, combinations, or splits with respect to such shares. The “Dividend Reference Dates” are each [day following closing date] occurring after the initial issuance of the first share of Series A Preferred . Except for accrued but unpaid dividends payable upon the occurrence of a Liquidation Event (as hereinafter defined), or upon redemption of shares of Series A Preferred as permitted by Section 4 below, dividends shall be paid only by the issuance of additional shares of Series A Preferred in an amount equal to (i) the accrued and unpaid dividend on any Dividend Reference Date divided by (ii) $1.00. Dividends shall be paid whether or not declared by the Board of Directors to holders of record on the Dividend Reference Date, and shares representing such dividend shall be deemed issued and outstanding on such Dividend Reference Date, and will thereupon be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens and charges. Certificates for dividends shall be distributed to such holders on or within ten (10) days after the Dividend Reference Date to which such dividend relates. Dividends shall begin to accrue on shares of Series A Preferred issued as dividends as of the day following the Dividend Reference Date with respect to which such dividend has been declared regardless of the actual distribution of a certificate. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Series A Preferred solely for the purpose of paying the dividends described herein such number of its shares of Series A Preferred as shall from time to time be sufficient to pay the dividends described herein; and if at any time the number of authorized but unissued shares of Series A Preferred shall be insufficient to pay the dividends described herein, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Series A Preferred to such number of shares as shall be sufficient for such purpose. All dividends that have been accrued shall be paid as provided herein and dividends on such shares shall begin to accrue as provided herein. Dividends on the Series A Preferred under this Section 1 shall cease to accrue on the date of a Liquidation Event. The number of shares of Series A Preferred to be paid as a dividend pursuant to this Section shall be rounded to the nearest 1/10th of a share. The holders of Series A Preferred shall be entitled to receive dividends prior and in preference to dividends paid on Common Stock, Series B Preferred and Series C Preferred.

(b)    Series B Preferred.    The holders of Series B Preferred shall be entitled to receive dividends prior and in preference to dividends paid on Series C Preferred and Common Stock, payable out of funds legally available therefor, but payable only as, if and when declared by the Board of Directors.

(c)    Series C Preferred.    No dividends shall or may be paid with respect to the shares of Series C Preferred.

(d)    Common Stock.    No dividends may be paid with respect to the Common Stock so long as any shares of Series A Preferred, Series B Preferred or Series C Preferred are issued and outstanding.

2.    Liquidation Preference.

(a)    Preferential Amounts.    In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), the holders of Series A Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Series B Preferred, Series C Preferred or any other series of Preferred Stock that may come into existence and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) the Original Series A Issue Price for each outstanding share of Series A Preferred Stock, and (ii) the Original Series A Issue Price for each share of Series A Preferred that is deemed to have been issued as an accrued and unpaid dividend on such share pursuant to Article III, C.1. hereof to and including the date of the Liquidation Event. After payment of such sum to the holders of Series A Preferred, the holders of Series B Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Series C Preferred or any other series of Preferred Stock that may come into existence and Common Stock by reason of their ownership thereof, an amount per share equal to the sum of: (i) $1.00 for each outstanding share of Series B Preferred (the “Original Series B Issue Price”); (ii) an amount equal to any accrued but unpaid dividends on each such share to and including the date of the Liquidation Event; and (iii) a premium on each share in such amount as will, after taking into account all dividends theretofore paid with respect to a share of Series B Preferred, equal thirty percent (30%) per annum (accrued and compounded on an annual basis from the date of the original issuance of such share of Series B Preferred) of the Original Series B Issue Price. After payment of such sum to the holders of Series A Preferred and Series B Preferred, the holders of Series C Preferred shall be entitled to receive in cash, prior and in preference to any distribution to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $1.00 for each outstanding share of Series C Preferred (the “Original Series C Issue Price”) and no more. If upon the occurrence of such Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred, and Series B Preferred and Series C Preferred shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire remaining assets and funds of the Corporation legally available for distribution shall first be distributed ratably among the holders of the Series A Preferred, and then any remaining assets shall be distributed ratably among the holders of the Series B Preferred, and then any remaining assets shall be distributed ratably among the holders of the Series C Preferred in proportion to the preferential amount such holder is otherwise entitled to receive.

(b)    Remaining Distribution.    Upon the completion of the distribution required by subparagraph (a) of this Section 2, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock and Series B Preferred pro rata based on the number of shares of Common Stock and Series B Preferred held by each.

(c)    Notice of Liquidation Event.    Written notice of a Liquidation Event, stating a payment date, the amount to be paid as a preference on the Series A Preferred, Series B Preferred, and Series C Preferred with respect to such Liquidation Event, and the place where such payment shall be payable, shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier not less than twenty (20) days prior to the payment date stated therein or twenty (20) days prior to the shareholders’ meeting called to approve such Liquidation Event, whichever is earlier, to each holder of record of shares of Series A Preferred, Series B Preferred or Series C Preferred at such holder’s address as the same appears on the stock records of the Corporation. The Corporation shall also notify such holders in writing of the final approval of such Liquidation Event, as well as any material changes to the amount to be paid. In the event the requirements of subparagraph (c) of this Section 2 are not complied with, the Corporation shall forthwith either (A) cause such closing to be postponed until such time as the requirements of this subparagraph (c) have been complied with, or (B) cancel such Liquidation Event, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in this subparagraph (c) hereof.

(d)    Deemed Liquidation Event.    For purposes of this Section 2, a Liquidation Event shall be deemed to be occasioned by, or to include, any of the following (a “Sale or Merger”): (x) the merger or consolidation of the Corporation into or with another company or entity, or the exchange of shares of the outstanding capital stock of the Corporation for the securities of another company or entity, in each case in a transaction in which the shareholders of the Corporation immediately preceding such merger, consolidation or share exchange (solely by virtue of their shares or other securities of the Corporation) shall own less than fifty percent (50%) of the voting securities of the surviving corporation; (y) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions or plan, of all or substantially all of the assets of the Corporation (including the capital stock of subsidiaries), and its subsidiaries taken as a whole; or (z) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all of the assets of the subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole.

(e)    Non-cash Distribution.    If any of the assets of the Corporation are to be distributed other than in cash under this Section 2 or for any purpose, then the Board of Directors of the Corporation shall promptly engage an independent appraiser to determine the value of the assets to be distributed to the holders of the Preferred Stock and Common Stock. The Corporation shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of Preferred Stock and Common Stock of the appraiser’s valuation. Notwithstanding the above, any securities to be distributed to the shareholders shall be valued as follows:

(i)    If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) business days prior to the closing of the transaction;

(ii)    If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the thirty (30) day period ending three (3) business days prior to the closing of the transaction; and

(iii)    If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the outstanding shares of the Series B Preferred, provided that if the Corporation and the holders of a majority of the outstanding shares of the Series B Preferred are unable to reach agreement within ten business days of receipt of notice of such valuation by the holders, then by independent appraisal by an investment banker. The investment banker shall be hired and paid by the Corporation and acceptable to the holders of a majority of the outstanding shares of Series B Preferred.

3.    Voting Rights.

(a)    General.    Except as specifically set forth herein, including in Section 3(b), or as otherwise provided by law, the holder of each share of Series B Preferred shall be entitled to one vote for each share of Series B Preferred held by such holder, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the Common Stock. The shares of Series B Preferred shall be voted together with the Common Stock on all matters requiring the vote of the shareholders of the Corporation, and shall vote separately as a class only where required by law. The holders of Series A Preferred and Series C Preferred shall not have any right to vote except as provided by law.

(b)    Protective Provisions.    So long as any shares of Series B Preferred Stock (or rights to acquire Series B Preferred Stock) are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of Series B Preferred Stock and/or warrants to acquire Series B Preferred Stock which represent at least a majority of the voting power of the then outstanding shares of such Series B Preferred Stock including shares that would be outstanding upon exercise of warrants to acquire Series B Preferred Stock:

(i)    increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock; or

(ii)    authorize or issue, or obligate itself to issue any other security convertible into or exercisable for any equity security (i) having a preference over, or being on a parity with, the Series B Preferred Stock with respect to voting, dividends or upon liquidation, or (ii) having rights similar to any of the rights of the Series B Preferred Stock; or

(iii)    amend these Articles of Incorporation or the Corporation’s bylaws so as to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely the shares.

(c)    Notice and Voting.    Each holder of a share of Series B Preferred shall be entitled to receive the same prior notice of any shareholders’ meeting as provided to the holders of Common Stock in accordance with the Bylaws of the Corporation, as well as prior notice of all shareholder actions to be taken by legally available means in lieu of meeting, and shall vote with holders of the Common Stock upon any matter submitted to a vote of shareholders, except those matters required by law, or by the terms hereof, to be submitted to a class vote of the holders of Preferred Stock. Fractional votes shall not, however, be permitted, and any fractions shall be disregarded in computing voting rights.

(d)    Board of Directors.    The authorized number of directors shall be five (5) or such other number as may be fixed from time to time by a resolution adopted by the unanimous approval of the Board of Directors or the consent of holders of more than two-thirds of the Series B Preferred then issued and outstanding. The election of directors shall be subject to the terms set forth in that certain Shareholders Agreement by and among the Corporation and certain of its Shareholders, dated as of the effective date of this Amended and Restated Articles of Incorporation (the “Shareholders Agreement”). In the event that a vacancy shall occur on the Board of Directors, the number of directors shall be reduced until a new director or directors shall be elected to such position or positions as provided in the Shareholders Agreement.

4.    Permitted Redemption.    The Corporation may (but shall not be required to) at any time redeem all, or any portion, of the then outstanding shares of Series A Preferred or Series C Preferred by paying in cash to the holders thereof in respect of each such share the Redemption Price (defined below), with one-half of such payment due ninety (90) days after receipt of such notice of redemption and one-half of such payment due on the first anniversary of the date of receipt of such notice of redemption; provided that the holders of Series A Preferred shall be redeemed in full, and all payments to the holders of the Series A Preferred in respect of such redemption shall have been made, prior to any redemption of the Series C Preferred.

The price payable for each redeemed share (the “Redemption Price”), as applicable, of (x) Series A Preferred shall be equal to the Original Series A Issue Price plus an amount equal to the Original Series A Issue Price for each share that is deemed to be issued as an accrued but unpaid dividend on such share pursuant to Article III, C.1. hereof, to and including the Redemption Date; and (y) Series C Preferred shall be equal to the Original Series C Issue Price, and no more.

The Corporation shall give notice of redemption of Series A Preferred or Series C Preferred by first class mail, postage prepaid, mailed not less than thirty (30) nor more than sixty (60) days prior to the redemption date (the “Redemption Notice”) to each holder of record of shares of Series A Preferred or Series C Preferred, as applicable, at such holder’s address as the same appears on the stock records of the Corporation. The Redemption Notice shall state: (i) that all shares of Series A Preferred or Series C Preferred, as applicable, called by the Corporation for redemption, will be redeemed on the stated redemption date (the “Redemption Date”); (ii) the Redemption Price and the method of calculation thereof; (iv) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed shall cease to accrue on the Redemption Date.

On or after the Redemption Date, each holder of shares of Series A Preferred or Series C Preferred shall surrender a certificate or certificates representing the number of shares of the Series A Preferred or Series C Preferred to be redeemed as stated in the Redemption Notice. If the Redemption Notice shall have been duly given, unless the Corporation shall be in default in providing money for the payment of the Redemption Price (including any accrued and unpaid dividends to (and including) the date fixed for redemption), (i) dividends on the shares of the Series A Preferred to be redeemed shall cease to accumulate, (ii) said shares shall be deemed no longer outstanding, and (iii) all rights of the holders thereof as shareholders of the Corporation (except the right to receive from the Corporation the monies payable upon redemption without interest thereon) shall cease on the Redemption Date.

Upon surrender in accordance with the Redemption Notice of the certificates for any such shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors shall so require and the notice of redemption shall so state), such shares shall be redeemed by the Corporation at the applicable Redemption Price. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

5.    Mandatory Redemption.

Except where prohibited by law or by any agreement to which the Corporation has, with the approval of the holders of the majority of the outstanding Class B Preferred stock, become a party, the Corporation shall, prior to any redemption of any other shares of Preferred Stock and prior to the occurrence of any Liquidation Event, redeem from any person who, in connection with financing provided to the Corporation by such person or in connection with such person’s employment with the Corporation, acquired a right to purchase shares of Series B Preferred Stock (a “Series B Preferred Stock Right”), the Series B Preferred Stock Right so acquired, or if such Series B Preferred Stock Right has been exercised, either entirely or partially, any shares of Series B Preferred Stock issued upon such exercise.

6.    Limitations on Reissuance.    No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

D.    Common Stock.

1.    Dividend Rights.    Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights to dividends, the holders of the Common Stock shall be entitled to receive, out of any funds of the Corporation legally available therefor, if, as and when declared, such dividends as may be declared from time to time by the Board of Directors.

2.    Liquidation Rights.    Subject to the prior payment in full of the liquidation preference amounts payable with respect to the Series A Preferred, Series B Preferred and Series C Preferred as required by Article III C. above, any additional assets of the Corporation available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock and Series B Preferred held by each holder of Common Stock or Series B Preferred. Upon a Liquidation Event of the Corporation, the assets of the Corporation shall be distributed as provided in Article III.C.2.

3.    Redemption.    The holders of Common Stock do not have any redemption rights.

4.    Voting Rights.    The holders of Common Stock shall have the right to one (1) vote per share of Common Stock held, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V—INDEMNIFICATION AND LIMITATION ON

DIRECTOR LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective except that this provision shall not eliminate or limit the liability of a director imposed by Section 14-2-202(b)(4) of the Code, as amended and superceded from time to time, for (a) any appropriation in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or violation of laws; (c) liabilities of a director imposed by Section 14-2-832 of the Code; or (d) any transaction from which the director derived an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when Section 14-2-202(b)(4) of the Code became effective. Neither the amendment nor repeal of this Article V, nor the adoption of any provision of the Amended and Restated Articles of Incorporation of the Corporation inconsistent with this Article V, shall eliminate or reduce the effect of this

Article V in respect of any act or failure to act, or any cause of action, suit or claim that, but for this Article V, would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Code is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of the Corporation shall be so further limited to the greatest extent permitted by the Code.

Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venture partner or participant or trustee of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any action, suit, or proceeding, pending or threatened, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprise. Such indemnification shall be made only in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein.

In any instance where the laws of the State of Georgia permit indemnification to be provided to persons who are or have been an officer or director of the Corporation or who are or have been an officer, director, partner, joint venture partner or participant or trustee of any such other enterprise only on a determination that certain specified standards of conduct have been met, upon application for indemnification by any such person the Corporation shall promptly cause such determination to be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding; (ii) if a quorum cannot be obtained, by majority vote of a committee duly designated by the Board of Directors (in which designated directors who are parties to the proceeding may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Board of Directors or its committee in the manner prescribed in (i) (ii), or if a quorum of the Board of Directors cannot be obtained under (i) and a committee cannot be designated under (ii), selected by majority vote of the full Board of Directors (in which directors who are parties to the proceeding may participate); or (iv) by the shareholders, but shares owned by or voted under the control of the directors who are at the time parties to the proceeding may not be voted on the determination.

As a condition to any such right of indemnification, the Corporation may require that it be permitted to participate in the defense of any such action or proceeding through legal counsel designated by the Corporation and at the expense of the Corporation.

The Corporation may purchase and maintain insurance on behalf of any such persons whether or not the Corporation would have the power to indemnify such officers and directors against any liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, action by shareholders or by an insurance carrier, the Corporation shall provide notice of such payment to the shareholders in accordance with the provisions of the laws of the State of Georgia.

ARTICLE VI—ACTION OF SHAREHOLDERS BY

NON-UNANIMOUS CONSENT

Any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote on the action, or by persons who would be entitled to vote at a meeting those shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by shareholders entitled to take action without a meeting and delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

ARTICLE VII—MANAGEMENT BY BOARD OF DIRECTORS

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors, except for certain protective rights of the shareholders as described herein.

ARTICLE VIII—MEETINGS OF SHAREHOLDERS

Meetings of shareholders may be held within or without the State of Georgia, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Georgia at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX—ELECTION OF DIRECTORS

Election of directors at an annual or special meeting of shareholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE X—PURPOSES AND POWERS

The Corporation is organized for profit, and the nature of the business and the purposes of the Corporation are to engage in any act or activity for which corporations may be organized under the Georgia Business Corporation Code, as now in effect as hereafter amended or modified.

ARTICLE XI—EFFECTIVE DATE

The effective date of this Amended and Restated Articles of Incorporation shall be                          , 2003 [the day following filing, if not filed on the closing date].

ARTICLE XII—AMENDMENT

Except as may otherwise be provided in these Amended and Restated Articles of Incorporation, from time to time any of the provisions of these Articles of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Georgia at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the shareholders of the Corporation by these Articles of Incorporation are granted subject to the provisions of this Article.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on                          , 2003.

AHL SERVICES, INC.

By:
Name: Title:

(Signature Page for Amended and Restated Articles of Incorporation)